Exhibit 99.3

AMC Mining Consultants (Canada) Ltd. BC0767129 200 Granville Street, Suite 202 Vancouver BC V6C 1S4 Canada T +1 604 669 0044 E vancouver@amcconsultants.com W amcconsultants.com

CONSENT of QUALIFIED PERSON

I, Paul Salmenmaki, consent to the public filing of the technical report entitled “Juanicipio Mineral Resources and Mineral Reserves NI 43-101 Technical Report”, with an effective date of March 4, 2024 (the “Technical Report”) by MAG Silver Corp.

I also consent to any extracts from or a summary of the Technical Report in MAG Silver Corp.’s Annual Information Form for the year-ended December 31, 2023 (the “AIF”).

I certify that I have read AIF being filed by MAG Silver Corp. and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this March 27, 2024.

Original signed by

Paul Salmenmaki

Principal Mining Engineer

AMC Mining Consultants (Canada) Ltd.

AMC Consultants Pty Ltd ABN 58 008 129 164 Level 15, 100 Creek Street Brisbane Qld 4000 Australia T +61 7 3230 9000 E brisbane@amcconsultants.com W amcconsultants.com

CONSENT of QUALIFIED PERSON

I, Robert Chesher, consent to the public filing of the technical report entitled “Juanicipio Mineral Resources and Mineral Reserves NI 43-101 Technical Report”, with an effective date of March 4, 2024 (the “Technical Report”) by MAG Silver Corp.

I also consent to any extracts from or a summary of the Technical Report in MAG Silver Corp.’s Annual Information Form for the year-ended December 31, 2023 (the “AIF”).

I certify that I have read AIF being filed by MAG Silver Corp. and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this March 27, 2024.

Original signed by

Robert Chesher, FAusIMM (CPMET)

Principal Consultant

AMC Consultants Pty Ltd

AMC Mining Consultants (Canada) Ltd. BC0767129 200 Granville Street, Suite 202 Vancouver BC V6C 1S4 Canada T +1 604 669 0044 E vancouver@amcconsultants.com W amcconsultants.com

CONSENT of QUALIFIED PERSON

I, Mo Molavi, consent to the public filing of the technical report entitled “Juanicipio Mineral Resources and Mineral Reserves NI 43-101 Technical Report”, with an effective date of March 4, 2024 (the “Technical Report”) by MAG Silver Corp.

I also consent to any extracts from or a summary of the Technical Report in MAG Silver Corp.’s Annual Information Form for the year-ended December 31, 2023 (the “AIF”).

I certify that I have read AIF being filed by MAG Silver Corp. and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this March 27, 2024.

Original signed by

Mo Molavi

Director / Mining Services Manager / Principal Mining Engineer

AMC Mining Consultants (Canada) Ltd.

John Morton Shannon

North Vancouver, BC

Canada

CONSENT of QUALIFIED PERSON

I, John Morton Shannon, consent to the public filing of the technical report entitled “Juanicipio Mineral Resources and Mineral Reserves NI 43-101 Technical Report”, with an effective date of March 4, 2024 (the “Technical Report”) by MAG Silver Corp.

I also consent to any extracts from or a summary of the Technical Report in MAG Silver Corp.’s Annual Information Form for the year-ended December 31, 2023 (the “AIF”).

I certify that I have read AIF being filed by MAG Silver Corp. and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this March 27, 2024.

Original signed by

John Morton Shannon

Principal Geologist

AMC Mining Consultants (Canada) Ltd. BC0767129 200 Granville Street, Suite 202 Vancouver BC V6C 1S4 Canada T +1 604 669 0044 E vancouver@amcconsultants.com W amcconsultants.com

CONSENT of QUALIFIED PERSON

I, Robert Craig Stewart, consent to the public filing of the technical report entitled “Juanicipio Mineral Resources and Mineral Reserves NI 43-101 Technical Report”, with an effective date of March 4, 2024 (the “Technical Report”) by MAG Silver Corp.

I also consent to any extracts from or a summary of the Technical Report in MAG Silver Corp.’s Annual Information Form for the year-ended December 31, 2023 (the “AIF”).

I certify that I have read AIF being filed by MAG Silver Corp. and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this March 27, 2024.

Original signed by

Robert Craig Stewart

Senior Geologist

AMC Mining Consultants (Canada) Ltd.

CONSENT of QUALIFIED PERSON

I, Gilberto Dominguez, consent to the public filing of the technical report entitled “Juanicipio Mineral Resources and Mineral Reserves NI 43-101 Technical Report”, with an effective date of March 4, 2024 (the “Technical Report”) by MAG Silver Corp.

I also consent to any extracts from or a summary of the Technical Report in MAG Silver Corp.’s Annual Information Form for the year-ended December 31, 2023 (the “AIF”).

I certify that I have read AIF being filed by MAG Silver Corp. and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this March 27, 2024.

Original signed by

Gilberto Dominguez

Mexico Operations Manager

Knight Piésold and Co.